Exhibit 99.6

March 2, 2021

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Annual Report on Form 40-F for the year ended December 31, 2020 and in the Registration Statements on Form F-10 (333-233997) and Form S-8 (333-234574 and 333-238528) of our report dated March 2, 2021 relating to the consolidated financial statements, which appears in this Form 40-F.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Ontario, Canada